UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of DECEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  December 21, 2006                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.

                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                            AUGUST 31, 2006 AND 2005


--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
                                                                      Chartered
                                                                     Accountants





AUDITORS' REPORT




To the Shareholders of
Halo Resources Ltd.


We have audited the balance sheets of Halo Resources Ltd. as at August 31, 2006 and 2005 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On December 11, 2006, we reported separately to the shareholders of Halo Resources Ltd. on financial statements as at August 31, 2006 and 2005 and for the years ended August 31, 2006, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.




Vancouver, B.C.                                        /s/ D&H GROUP LLP
December 11, 2006                                    CHARTERED ACCOUNTANTS



                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                               HALO RESOURCES LTD.
                                 BALANCE SHEETS
                                 AS AT AUGUST 31



                                                      2006             2005
                                                        $                $

                                     ASSETS

CURRENT ASSETS

Cash                                                   271,935          893,525
Amounts receivable and prepaids (Note 3)               136,275          197,507
                                                  ------------     ------------
                                                       408,210        1,091,032
CAPITAL ASSETS (Note 4)                                298,630           32,761
UNPROVEN MINERAL INTERESTS (Note 5)                 23,845,828       22,759,333
DEFERRED SHARE ISSUE COSTS (Note 7(a))                       -           45,556
                                                  ------------     ------------
                                                    24,552,668       23,928,682
                                                  ============     ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities               256,688          584,221

REDEEMABLE PREFERRED SHARES (Note 6)                 8,000,000        8,000,000

ASSET RETIREMENT OBLIGATION (Note 16)                1,014,500          938,500

FUTURE INCOME TAX LIABILITY (Note 10)                4,832,000        5,328,000
                                                  ------------     ------------
                                                    14,103,188       14,850,721
                                                  ------------     ------------
LEASE COMMITMENTS (Note 15)


                              SHAREHOLDERS'EQUITY

SHARE CAPITAL (Note 7)                              32,395,855       28,487,576

CONTRIBUTED SURPLUS (Note 9)                         1,360,767          738,642

SHARE SUBSCRIPTIONS RECEIVED (Note 7(a))                     -          958,950

DEFICIT                                            (23,307,142)     (21,107,207)
                                                  ------------     ------------
                                                    10,449,480        9,077,961
                                                  ------------     ------------
                                                    24,552,668       23,928,682
                                                  ============     ============


SUBSEQUENT EVENTS (Note 17)

APPROVED BY THE BOARD

/s/ MARC CERNOVITCH   , Director
---------------------
/s/ NICK DEMARE       , Director
---------------------

              The accompanying notes are an integral part of these
                             financial statements.

                               HALO RESOURCES LTD.
                         STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                      2006             2005
                                                        $                $
EXPENSES

Accretion (Note 16)                                     76,000           38,000
Depreciation                                            39,373            4,132
General and administrative                           1,267,825        1,060,276
General exploration                                     17,627           27,002
Stock-based compensation (Note 8)                      550,817          559,031
Part XII.6 tax expense (Note 10)                        43,000           40,000
Write-down of unproven mineral interest (Note 5(b))  1,538,655                -
                                                  ------------     ------------
                                                     3,533,297        1,728,441
                                                  ------------     ------------
LOSS BEFORE OTHER ITEM                              (3,533,297)      (1,728,441)
                                                  ------------     ------------
OTHER ITEM

Interest income                                         16,729           31,331
                                                  ------------     ------------
LOSS BEFORE INCOME TAXES                            (3,516,568)      (1,697,110)

FUTURE INCOME TAX RECOVERY (Note 10)                 1,316,633        1,329,000
                                                  ------------     ------------
NET LOSS FOR THE YEAR                               (2,199,935)        (368,110)

DEFICIT - BEGINNING OF YEAR                        (21,107,207)     (20,739,097)
                                                  ------------     ------------
DEFICIT - END OF YEAR                              (23,307,142)     (21,107,207)
                                                  ============     ============


LOSS PER COMMON SHARE
    - BASIC AND DILUTED                                 $(0.08)          $(0.02)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                       28,447,710       16,049,812
                                                  ============     ============



              The accompanying notes are an integral part of these
                             financial statements.

                               HALO RESOURCES LTD.
                             STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31



                                                      2006             2005
                                                        $                $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                               (2,199,935)        (368,110)
Items not involving cash
    Accretion                                           76,000           38,000
    Depreciation                                        39,373            4,132
    Stock-based compensation                           550,817          559,031
    Write-down of unproven mineral interests         1,538,655                -
    Future income tax recovery                      (1,316,633)      (1,329,000)
Decrease (increase) in amounts receivable
    and prepaids                                        61,232         (184,897)
Increase (decrease) in accounts payable and
    accrued liabilities                               (495,278)         517,089
                                                  ------------     ------------
                                                    (1,745,769)        (763,755)
                                                  ------------     ------------
FINANCING ACTIVITIES

Common shares issued for cash                        4,125,749        6,941,897
Common share subscriptions received                          -          958,950
Common share issue costs                              (257,173)        (692,979)
                                                  ------------     ------------
                                                     3,868,576        7,207,868
                                                  ------------     ------------
INVESTING ACTIVITIES

Additions to unproven mineral interests             (2,469,647)      (5,842,760)
Purchase of capital assets                            (274,750)         (36,893)
                                                  ------------     ------------
                                                    (2,744,397)      (5,879,653)
                                                  ------------     ------------

INCREASE (DECREASE) IN CASH DURING THE YEAR           (621,590)         564,460

CASH - BEGINNING OF YEAR                               893,525          329,065
                                                  ------------     ------------
CASH - END OF YEAR                                     271,935          893,525
                                                  ============     ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 14.




              The accompanying notes are an integral part of these
                             financial statements.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year. Examples of significant estimates made by management include depreciation, the provision for future income tax recoveries and composition of future income tax assets and future income tax liabilities, valuations of mineral interests, capital assets, asset retirement obligations and stock-based compensation. Actual results may differ from those estimates.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CAPITAL ASSETS

         Capital assets are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, as follows:

                 Office furniture and equipment              20%
                 Computer and telephone equipment            25%
                 Field equipment and facility                20%
                 Leasehold improvements                      50%

         ASSET RETIREMENT OBLIGATIONS

         Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

         Where possible, the Company has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk- free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       AMOUNTS RECEIVABLE AND PREPAIDS
                                                      2006             2005
                                                        $                $

         Commodity taxes receivable                     43,424          146,162
         Prepaids                                       55,011           25,302
         Other                                          37,840           26,043
                                                  ------------     ------------
                                                       136,275          197,507
                                                  ============     ============


4.       CAPITAL ASSETS

                                                  ----------------------------------------------     ------------
                                                                       2006                              2005
                                                  ----------------------------------------------     ------------
                                                                    ACCUMULATED       NET BOOK         NET BOOK
                                                      COSTS        DEPRECIATION         VALUE            VALUE
                                                        $                $                $                $

         Office furniture and equipment                 46,313            5,896           40,417            5,693
         Computer and telephone equipment               29,557            8,127           21,430           15,512
         Field equipment and facility                  254,741           28,041          226,700           11,556
         Leasehold improvements                         11,524            1,441           10,083                -
                                                  ------------     ------------     ------------     ------------
                                                       342,135           43,505          298,630           32,761
                                                  ============     ============     ============     ============

5.       UNPROVEN MINERAL INTERESTS


                                 ----------------------------------------------     ----------------------------------------------
                                                      2006                                               2005
                                 ----------------------------------------------     ----------------------------------------------
                                                    DEFERRED                                           DEFERRED
                                  ACQUISITION      EXPLORATION         TOTAL         ACQUISITION      EXPLORATION         TOTAL
                                     COSTS            COSTS            COSTS            COSTS            COSTS            COSTS
                                       $                $                $                $                $                $

         Duport                    14,957,409        2,241,773       17,199,182       14,902,244        1,932,540       16,834,784
         Bachelor Lake              1,399,289        3,647,500        5,046,789        2,756,880        2,829,076        5,585,956
         Sherridon                    423,519        1,127,370        1,550,889          107,614          230,979          338,593
         Red Lake                      38,952           10,016           48,968                -                -                -
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                   16,819,169        7,026,659       23,845,828       17,766,738        4,992,595       22,759,333
                                 ============     ============     ============     ============     ============     ============

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


5.       UNPROVEN MINERAL INTERESTS (continued)

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 6). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option by paying $650,000 cash and issuing 1,400,000 common shares, at a value of $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a value of $525,000. Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company will be required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid the $100,000. The Bachelor Lake Property was then operated under a joint venture agreement (the "Bachelor Lake JV").

                  On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


5.       UNPROVEN MINERAL INTERESTS (continued)

                  Closing of the Metanor Purchase (the "Closing") is scheduled to occur (the "Completion Date") on the earlier of:

                  i) 30 days after Metanor completes a $5 million financing;  or
                  ii) November 10, 2006.

                  Until Closing occurs, Metanor assumes all costs, expenses and obligations relating to maintaining the Bachelor Lake Property in good standing until the Completion Date.

                  In the event the Closing does not occur within the Completion Date, the Company may elect to purchase Metanor's 50% interest in the Bachelor Lake Property under the same terms as the Metanor Purchase. The Company will then have four months to complete its acquisition. The Company would also assume all costs, expenses and obligations of the Bachelor Lake Property from its election until closing of the Company's purchase. If the Company does not elect to purchase Metanor's 50% interest then both parties will retain their respective 50% interests in the Bachelor Lake Property and operations would continue under the Bachelor Lake JV.

                  The Metanor Purchase contemplates for total consideration of a minimum of $4.25 million. Accordingly, during fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company's recorded costs and the anticipated proceeds.

                  Subsequent to August 31, 2006, the Company and Metanor negotiated a new agreement, as described in Note 17(b).

         (c)      Sherridon VMS Project, Manitoba

                  The Company has acquired, through staking and various acquisition agreements, an interest in 15,025 hectares located in the Sherridon area, north-central Manitoba. Details of the acquisitions are as follows:

                  i) 66 unproven claims covering approximately 12,755 hectares, staked by the Company;

                  ii) on February  9, 2005,  as amended  February  9, 2006,  the
                      Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares. See also Note 17(c).

                  iii)heads of agreement  (the "Dunlop  HOA") dated  February 9,
                      2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period; and

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


5.       UNPROVEN MINERAL INTERESTS (continued)

                  iv) three option agreements (the "HBED Options"),  dated March
                      19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:


                                                     OPTION            WORK
                      DATE                          PAYMENTS       EXPENDITURES
                                                        $                $
                      On signing                      30,000(paid)            -
                      First Anniversary               70,000             30,000
                      Second Anniversary             120,000            100,000
                      Third Anniversary               80,000            790,000
                      Fourth Anniversary             350,000          3,380,000
                                                  ----------       ------------
                                                     650,000           4,300,000
                                                  ==========       ============

                      Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company.

                      Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR.

         (d)      Red Lake Property, Ontario

                  On April 18, 2006, the Company entered into a letter of intent (the "Red Lake LOI") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario. On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the "Red Lake Option") on the Red Lake Property. Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008. Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


6.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 5(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During fiscal 2006, the Company recorded $50,000 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at August 31, 2006, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


7.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                         unlimited preferred shares (Note 6)

                                                  -----------------------------     -----------------------------
         Issued common shares:                                 2006                              2005
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $

         Balance, beginning of year                 21,005,765       28,487,576        9,443,859       20,914,102
                                                  ------------     ------------     ------------     ------------
         Issued during the year
         For cash
              Private placements                     5,273,236        3,493,249        7,324,894        6,688,797
              Exercise of options                      150,000           67,500                -                -
              Exercise of warrants                   4,598,500        1,523,950        1,048,500          253,100
         For fiscal advisory services                   85,715           32,458                -                -
         For corporate finance fee                           -                -           40,000           34,000
         For unproven mineral interests                 25,000           18,250        3,150,000        2,845,000
         Cancellation of escrow shares                       -                -           (1,488)               -
         Reallocation from contributed surplus on
              exercise of options                            -           69,413                -                -
                                                  ------------     ------------     ------------     ------------
                                                    10,132,451        5,204,820       11,561,906        9,820,897
         Less:  flow-through share renunciation              -         (820,633)               -       (1,566,000)
                share issue costs                            -         (475,908)               -         (681,423)
                                                  ------------     ------------     ------------     ------------
                                                    10,132,451        3,908,279       11,561,906        7,573,474
                                                  ------------     ------------     ------------     ------------
         Balance, end of year                       31,138,216       32,395,855       21,005,765       28,487,576
                                                  ============     ============     ============     ============

         (a) During fiscal 2006, the Company completed a private placement of 3,293,070 flow-through common shares, at a price of $0.70 per flow-through share, and 1,980,166 non-flow-through units, at a price of $0.60 per non-flow-through unit, for total gross proceeds of $3,493,249. Each non-flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years at a price of $0.70 per share. The Company paid a finder's fee of $262,194 and issued 523,323 warrants (the "Finders' Warrants") to the finder. The Company also issued 85,715 units (the "Finder's Units") in settlement of $60,000 billed by the finder for fiscal advisory services rendered.

                  The Finder's Warrants have the same terms as the private placement warrants. The fair value of the Finder's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 61.41%; a risk-free interest rate of 3.09% - 3.30%; and an expected life of two years. The value assigned to the Finder's Warrants was $113,179.

                  Each Finder's Unit consisted of one common share and one purchase warrant entitling the finder to purchase one further share, for a period of two years at a price of $0.75 per share. The fair value of the warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 62.05%; a risk-free interest rate of 3.39%; and an expected life of two years. The value assigned to the warrants was $27,542.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


7.       SHARE CAPITAL (continued)

                  The Company incurred a total of $40,535 for legal, filing and other share issue costs relating to the private placement. As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs with respect to this private placement. A director of the Company purchased 20,000 flow-through shares for $14,000.

         (b) During fiscal 2005, the Company completed private placements, as follows:

                  i) on December 23, 2004, the Company issued 4,342,951 flow-through units, at a price of $0.95 per flow-through unit, and 2,673,530 non-flow-through units, at a price of $0.85 per non-flow- through unit, for total gross proceeds of $6,398,304. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each non-flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006. Certain directors and officers of the Company and their immediate family members purchased 121,435 flow- through units for $115,363.

                      The Company paid the agents a cash commission of $510,643 and issued 701,647 warrants (the "Agents' Warrants") and incurred $107,731 of costs relating to the financing. Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006. The Company also issued 40,000 units at a fair value of $0.85 per unit, each unit comprising of one common share and one-half share purchase warrant having the same terms as the non-flow-through units;

                  ii) on  January  20,   2005,   the  Company   issued   151,834
                      flow-through units, at a price of $0.95 per flow-through unit, and 25,000 non-flow-through units, at a price of $0.85 per non-flow-through unit, for total gross proceeds of $165,492. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each non-flow-through unit consisted of one common share and one share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007. The Company paid a cash finder's fee of $16,549. A director of the Company purchased 5,300 flow- through units for $5,305; and

                  iii)on  February  3,  2005,   the   Company   issued   131,579
                      flow-through units at a price of $0.95 per flow-through unit for total gross proceeds of $125,000. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007. The Company paid a cash finder's fee of $12,500.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


7.       SHARE CAPITAL (continued)

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2006 and 2005 and the changes for the years ending on those dates is as follows:
                                                      2006             2005

                  Balance, beginning of year        10,331,859        5,647,000
                  Pursuant to private placements     2,589,204        5,733,359
                  Exercised                         (4,598,500)      (1,048,500)
                                                  ------------     ------------
                  Balance, end of year               8,322,563       10,331,859
                                                  ============     ============

                  Common shares reserved pursuant to warrants outstanding at August 31, 2006, are as follows:

                     NUMBER             EXERCISE PRICE        EXPIRY DATE
                                             $

                      2,313,182             1.50              December 23, 2006
                      2,718,530             1.35              December 23, 2006
                        701,647             1.05              December 23, 2006
                      2,071,015             0.70              September 14, 2007
                        432,474             0.70              September 29, 2007
                         85,715             0.75              October 14, 2007
                   ------------
                      8,322,563
                   ============

         (d)      See also Note 17.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During fiscal 2006, the Company granted 2,168,000 stock options (2005 - 1,078,000) to its employees, directors and consultants and recorded compensation expense of $550,817 (2005 - $559,031).

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006 and 2005:

                                             2006                   2005
                                      ------------------     ------------------
         Risk-free interest rate         3.38% - 4.11%          2.28% - 2.92%
         Estimated volatility           61.41% - 85.48%         52.44% - 105%
         Expected life                 3 years - 5 years          1.5 years
         Expected dividend yield               0%                     0%

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.25 (2005 - $0.43) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at August 31, 2006 and 2005, and the changes for the fiscal years ending on those dates is presented below:

                                                  -----------------------------     -----------------------------
                                                               2006                              2005
                                                  -----------------------------     -----------------------------
                                                                     WEIGHTED                          WEIGHTED
                                                     NUMBER          AVERAGE           NUMBER          AVERAGE
                                                   OF OPTIONS     EXERCISE PRICE     OF OPTIONS     EXERCISE PRICE
                                                                         $                                 $

         Balance, beginning of year                  1,688,000         0.80              810,000          0.61
         Granted                                     2,168,000         0.54            1,078,000          0.92
         Exercised                                    (150,000)        0.75                    -           -
         Expired                                      (803,000)        0.95             (200,000)         0.66
                                                  ------------                      ------------
         Balance, end of year                        2,903,000         0.56            1,688,000          0.80
                                                  ============                      ============

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2006:


           OPTIONS            OPTIONS        EXERCISE
         OUTSTANDING        EXERCISABLE        PRICE          EXPIRY DATE
                                                 $
             600,000           600,000          0.60          May 31, 2007
              60,000            60,000          0.75          July 22, 2007
             150,000           150,000          0.70          September 27, 2007
             200,000           200,000          0.45          September 28, 2008
             580,000           580,000          0.75          September 29, 2008
             913,000           913,000          0.45          February 2, 2009
             400,000           100,000          0.45          March 10, 2011
         -----------       -----------
           2,903,000         2,603,000
         ===========       ===========

         See also Note 17 (d).

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


9.       CONTRIBUTED SURPLUS

         Contributed surplus for fiscal 2006 and 2005 is comprised of the following:
                                                      2006             2005
                                                        $                $

         Balance, beginning of year                    738,642          179,611
              Stock options exercised                  (69,413)               -
              Stock-based compensation on stock
                 options (Note 8)                      550,817                -
              Stock-based compensation on
                 warrants (Note 7)                     140,721          559,031
                                                  ------------     ------------
         Balance, end of year                        1,360,767          738,642
                                                  ============     ============


10.      INCOME TAXES

         The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

                                                      2006             2005
                                                        $                $
         Future income tax assets:
              Financing costs                          272,000          200,000
              Capital assets                            15,000                -
              Losses available for future periods    1,630,000        1,129,000
                                                  ------------     ------------
                                                     1,917,000        1,329,000
         Future income tax liabilities:
              Difference between book value and
                 income tax costs of unproven
                  mineral interests                 (6,749,000)      (6,657,000)
                                                  ------------     ------------
         Net future income tax liabilities          (4,832,000)      (5,328,000)
                                                  ============     ============

         The recovery of income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

                                                      2006             2005
                                                        $                $
         Combined federal and provincial
             income tax rate                            34.12%           35.36%
                                                  ============     ============

         Expected income tax recovery                1,205,600          600,100
         Non-deductible stock-based compensation      (188,000)        (197,700)
         Write-down of unproven mineral interest      (525,000)               -
         Effect of change in tax rates                 (48,000)               -
         Unrecognized tax losses                      (497,900)        (381,900)
         Recovery of valuation allowance             1,316,633        1,329,000
         Other                                          53,300          (20,500)
                                                  ------------     ------------
         Future income tax recovery                  1,316,633        1,329,000
                                                  ============     ============

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


10.      INCOME TAXES (continued)

         As at August 31, 2006, the Company has accumulated non-capital losses of approximately $4.8 million and cumulative resource and other tax pools of approximately $5.2 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2007 through 2016. The cumulative resource and other tax pools can be carried forward indefinitely.

         In fiscal 2006, the Company issued 3,293,070 flow-through common shares for gross proceeds of $2,305,149 (see Note 7(a)). Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future income tax liability.

         The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended. During fiscal 2006 the Company incurred a $43,000 Part XII.6 tax expense on the monthly unspent balance of flow-through funds. All of the flow-through funds were spent by September 2006.


11.      RELATED PARTY TRANSACTIONS

         (a) The Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:
                                                      2006             2005
                                                        $                $
                  Accounting and administration         99,700           90,450
                  Professional and consulting          116,400           67,900
                  Compensation and benefits             93,000           51,500
                                                  ------------    -------------
                                                       309,100          209,850
                                                  ============    =============

                  These  fees  have  been  either   expensed  to  operations  or
                  capitalized to unproven mineral interests, based on the nature of the expenditures.

                  As  at  August  31,   2006,   accounts   payable  and  accrued
                  liabilities include $4,637 (2005 - $24,369) due to these related parties.

                  These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


12.      SEGMENTED INFORMATION

         As at August 31, 2006 and 2005, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these areas are as follows:
                                 ----------------------------------------------
                                                      2006
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                    ASSETS          REVENUES           LOSS
                                       $                $                $

         Canada
            Mineral operations     23,845,828                -       (1,538,655)
            Corporate                 706,840           16,729         (661,280)
                                 ------------     ------------     ------------
                                   24,552,668           16,729       (2,199,935)
                                 ============     ============     ============


                                 ----------------------------------------------
                                                      2005
                                 ----------------------------------------------
                                 IDENTIFIABLE                           NET
                                    ASSETS          REVENUES           LOSS
                                       $                $                $

         Canada
            Mineral operations     22,759,333                -               -
            Corporate               1,169,349           31,331         (368,110)
                                 ------------     ------------     ------------
                                   23,928,682           31,331         (368,110)
                                 ============     ============     ============


13.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2006 and 2005, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2006 and 2005, may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. It is not practicable to estimate the fair value of the Redeemable Preferred Shares.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


14.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, financing and investing activities were conducted by the Company during fiscal 2006 and 2005 as follows:

                                                                                        2006             2005
                                                                                          $                $

         Operating activities
             Accounts payable for unproven mineral interests                             137,253            4,167
             Accounts payable for capital assets                                          30,492                -
                                                                                    ------------     ------------
                                                                                         167,745            4,167
                                                                                    ============     ============
         Financing activities
             Issuance of common shares for unproven mineral interests                     18,250        2,845,000
             Issuance of common shares for fiscal advisory services                       60,000                -
             Issuance of common shares for corporate finance fee                               -           34,000
             Common share issue costs                                                    (60,000)         (34,000)
             Issuance of Redeemable Preferred Shares for
                  unproven mineral interests                                                   -        8,000,000
             Share capital - future income tax adjustment                               (820,633)      (1,566,000)
             Future tax liability                                                        820,633        6,657,000
                                                                                    ------------     ------------
                                                                                          18,250       15,936,000
                                                                                    ============     ============
         Investing activities
             Accounts payable for unproven mineral interest                             (137,253)          (4,167)
             Accounts payable for capital assets                                         (30,492)               -
             Common shares issued for unproven mineral interests                         (18,250)      (2,845,000)
             Redeemable Preferred Shares issued for unproven mineral interests                 -       (8,000,000)
             Unproven mineral interests - future income tax adjustment                         -       (5,091,000)
                                                                                    ------------     ------------
                                                                                        (185,995)     (15,940,167)
                                                                                    ============     ============

         Other supplementary cash flow information:
                                                      2006             2005
                                                        $                $

         Interest paid in cash                               -                -
                                                  ============     ============
         Dividends paid in cash                         50,000           37,500
                                                  ============     ============
         Income taxes paid in cash                           -                -
                                                  ============     ============

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


15.      LEASE COMMITMENTS

         The Company has entered into lease agreements for its offices and certain vehicles under operating leases. Minimum payments under these leases are as follows:

                YEAR                                    $

                2007                                    87,124
                2008                                    39,077
                2009                                    11,396
                                                  ------------
                                                       137,597
                                                  ============


16.      ASSET RETIREMENT OBLIGATION

                                                      2006               2005
                                                        $                  $

         Balance, beginning of year                    938,500                -
         Liabilities assumed on acquisition                  -          900,500
         Accretion expense                              76,000           38,000
                                                  ------------     ------------
                                                     1,014,500          938,500
                                                  ============     ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur. See also Notes 5(b) and 17(b).


17.      SUBSEQUENT EVENTS

         (a) In October 2006, the Company completed a brokered private placement and issued 3,416,333 flow- through units at a price of $0.45 per flow-through unit, for total gross proceeds of $1,537,350. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share of the Company, for a period of two years at a price of $0.60 on or before April 12, 2008. A director of the Company purchased 20,000 flow-through units for $9,000.

                  The Company paid an agent a cash commission of $115,301 and issued 341,633 warrants (the "Agent Warrants") and incurred $67,067 of costs relating to the financing. Each Agent's Warrant is exercisable to purchase one common share at a price of $0.45 on or before April 12, 2008. The Company also issued 62,500 units, at a fair value of $0.45 per unit, for corporate finance fees (the "Corporate Finance Units"). Each Corporate Finance Unit, comprising of one common share and one share purchase warrant, having the same terms as the Agent's Warrants; and

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005


17.      SUBSEQUENT EVENTS (continued)

         (b) On November 17, 2006, Metanor and the Company agreed to a new agreement (the "Revised Metanor Purchase") under which Metanor has now agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

                  i)       $2 million cash  (received);
                  ii)      $500,000 cash on or before March 30, 2007; and
                  iii) $500,000 in cash or common shares of Metanor each on or before May 31, 2007, August 31, 2007 and November 30, 2007.

                  Metanor continues to be responsible for all on-going costs, expenses and obligations of the Bachelor Lake JV. In addition Metanor has granted the Company a 1% NSR and the Company will retain its beneficial interest in the Bachelor Lake JV until completion of the sale.

                  The   Company   will   recognize  a  further   write-down   of
                  approximately $225,000 in fiscal 2007 to reflect the terms of the Revised Metanor Agreement.

         (c) On December 3, 2006, the Company and EL entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement") under which the Company has agreed to purchase a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north- central Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company. EL will hold a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000. Closing of the Quarter Moon Purchase Agreement is scheduled to occur on January 12, 2007.

         (d) On November 27, 2006, the Company cancelled 790,000 stock options with an exercise price of $0.70 per share, 150,000 stock options with an exercise price of $0.65 per share and 50,000 stock options with an exercise price of $0.45 per share. The Company also extended the expiry date of 450,000 stock options with an exercise price of $0.60 per share, from May 31, 2007 to May 31, 2009. In addition, the Company granted 1,547,000 stock options with an exercise price of $0.45 per share, expiring November 27, 2009.

                                                                     SCHEDULE I

                               HALO RESOURCES LTD.
                     SCHEDULE OF UNPROVEN MINERAL INTERESTS
                          FOR THE YEARS ENDED AUGUST 31




                                 --------------------------------------------------------------------------------     ------------
                                                                       2006                                               2005
                                 --------------------------------------------------------------------------------     ------------
                                                    BACHELOR                            RED
                                    DUPORT            LAKE           SHERRIDON         LAKE
                                   PROPERTY         PROPERTY        VMS PROJECT       PROPERTY           TOTAL            TOTAL
                                       $                $                $                $                $                $

BALANCE - BEGINNING OF YEAR        16,834,784        5,585,956          338,593                -       22,759,333           75,906
                                 ------------     ------------     ------------     ------------     ------------     ------------
AMOUNTS INCURRED DURING
    THE YEAR
    EXPLORATION EXPENDITURES
       Accounting                           -           13,272                -                -           13,272                -
       Airborne surveying                   -                -          350,270                -          350,270          250,268
       Assays                               -           23,065            9,445                -           32,510           56,036
       Camp and equipment costs       110,727          115,474           13,050                -          239,251          209,549
       Consulting                      63,114          211,082          420,284            3,201          697,681          301,200
       Data                                 -                -           25,000                -           25,000                -
       Drilling                             -          296,768                -                -          296,768        1,373,524
       Due diligence                    6,054                -            8,160                -           14,214           23,296
       Engineering                     26,856           23,020                -                -           49,876                -
       Exploration office costs        27,843           16,545           19,595                -           63,983           25,018
       Field personnel                 41,252          126,517                -                -          167,769          179,253
       Field supplies                       -                -            4,456            2,103            6,559           41,332
       Filing                               -            2,250            1,000                -            3,250           14,035
       Geological                           -                -                -                -                -          199,030
       Insurance                            -           16,719                -                -           16,719                -
       Maintenance                          -           16,388                -                -           16,388                -
       Mobilization,
         demobilization                     -            6,132                -                -            6,132           88,766
       Rent and utilities                   -          106,577                -                -          106,577           30,669
       Site preparation                     -                -                -                -                -          232,706
       Surveying                        3,573                -                -                -            3,573           16,223
       Technical report                     -                -           10,859                -           10,859           10,000
       Telephone                          949            7,176            1,455                -            9,580            4,847
       Travel                          28,865           49,389           49,575            4,712          132,541          118,720
       Reimbursement/Recoveries             -         (211,950)         (16,758)               -         (228,708)       1,818,123
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                      309,233          818,424          896,391           10,016        2,034,064        4,992,595
                                 ------------     ------------     ------------     ------------     ------------     ------------
    OTHER ITEMS
       Acquisition costs and
         payments                           -          165,782           66,462                -          232,244       11,260,000
       Claims staking and lease
         rental cost                    5,165                -          142,237                -          147,402           12,458
       Legal                                -           15,282          107,206           38,952          161,440          385,207
       Capitalized dividend            50,000                -                -                -           50,000           41,667
       Future income tax
         adjustment                         -                -                -                -                -        5,091,000
       Asset retirement
         obligation                         -                -                -                -                -          900,500
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                       55,165          181,064          315,905           38,952          591,086       17,690,832
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE BEFORE WRITE-DOWN          17,199,182        6,585,444        1,550,889           48,968       25,384,483       22,759,333

WRITE-DOWN (Note 5(b))                      -       (1,538,655)               -                -       (1,538,655)               -
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE - END OF YEAR              17,199,182        5,046,789        1,550,889           48,968       23,845,828       22,759,333
                                 ============     ============     ============     ============     ============     ============

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       FOR THE YEAR ENDED AUGUST 31, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at December 18, 2006 and should be read in conjunction with the audited annual financial statements and the accompanying notes for the years ended August 31, 2006 and 2005 of Halo Resources Ltd. (the "Company") that have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004, the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. The Company subsequently acquired a number of mineral property interests. The Company is now considered to be engaged in the acquisition and exploration of precious and base metals on mineral interests located in Canada. Current activities are in the provinces of Manitoba, Ontario and Quebec. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

During October 2006, a reconnaissance mapping and sampling program was completed over a portion of the East Group of claims held by the Company on the Duport property. Anomalous gold values were returned from limited sampling of sulphide-bearing intrusive rocks collected on claim 3007334 which is underlain by quartz diorite rocks of the Canoe Lake Stock. The stock is host to gold mineralization near the contact with mafic volcanic rocks of the Cedar Island Formation. The altered margin of the Canoe Lake Stock is a new target area for the Company and additional work will be directed towards the evaluation and further definition of high priority targets in this area.

In addition to the East Group, the Duport property covers the advanced-stage Duport resource located on the West Group of claims. This resource has been defined over a strike length of 760 meters to a vertical depth of 450 meters and contains 424,000 tonnes grading 13.4 grams per tonne gold for 183,000 ounces in the indicated category as well as 387,000 tonnes grading 10.7 grams per tonne gold for 133,000 ounces in the inferred category.

A scoping study and cost estimate is planned for early 2007 to determine the requirements for bringing the Duport project to feasibility level by carrying out an extensive underground exploration and bulk sampling program at Duport. The Company believes that there is a high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit. Results of the study will be shared with potential mining partners.

BACHELOR LAKE PROPERTY, QUEBEC

On August 31, 2006, the Company and Metanor Resources Inc. ("Metanor") agreed to extend the Purchase Agreement signed in May whereby Metanor agreed to purchase from the Company its 50% undivided ownership interest in the Bachelor Lake Property, the Hewfran Property and the MJL-Hansen Property (collectively, the "Bachelor Lake Property") located in Quebec. It was agreed that the transaction would be completed on or before November 10, 2006.

On November 13, 2006, the Company announced that Metanor did not complete its acquisition of the Company's 50% undivided ownership interest in the Bachelor Lake Property. As a result, the Company had the option to purchase Metanor's 50% undivided ownership interest in the Bachelor Property, together with Metanor's 50% participating interest therein, on the same terms and for the same consideration as was applicable to the purchase by Metanor of the Company's 50% interest in such properties.

Pursuant to the Purchase Agreement, the Company had ten (10) days, commencing on November 10, 2006, to either exercise such option or to continue negotiations with Metanor concerning a restructured sale arrangement or a restructured joint venture agreement.

On November 17, 2006, the Company and Metanor agreed to a new agreement under which Metanor has now agreed to purchase the Company's 50% undivided ownership interest in the Bachelor Lake Property for a total consideration of $4 million, as follows:

- Metanor paid $2 million to the Company. The $2 million shall be applied to the purchase price for the Bachelor Lake Property and is freely transferable by the Company and is non-refundable.

-        Metanor will pay $500,000 to the Company on or before March 30, 2007.

- Metanor will pay $500,000 to the Company in cash or, at the sole discretion of Metanor, in common voting shares of Metanor on or before each of the following dates (for a total of $1.5 million): (a) May 31, 2007, (b) August 31, 2007 and (c) November 30, 2007.

- On or before Friday, November 30, 2007, Metanor shall enter into a binding net smelter returns royalty agreement with the Company, on terms satisfactory to the Company, granting to the Company a 1% net smelter returns royalty on all mineral production (in any form whatsoever) from the Bachelor Lake Property.

- If Metanor fully satisfies each of the foregoing obligations in accordance with the respective timeframes, then the Company shall complete the transfer of its 50% undivided ownership interest in the Bachelor Property, together with the Company's 50% participating interest therein, to Metanor with effect on November 30, 2007.

- If Metanor fails to complete any one of the foregoing obligations, then the extension of time for the completion of the acquisition by Metanor of the Company's 50% undivided interest in the Bachelor Lake Property shall terminate immediately and the Company shall have the option to acquire Metanor's 50% undivided ownership interest in the Bachelor lake Property, together with Metanor's 50% participating interest therein.

- All other terms of the Purchase Agreement remain in force and effect as previously disclosed by the Company on May 5, 2006 (including the obligation of Metanor to pay all costs and expenses of the Bachelor Lake Joint Venture until completion by Metanor of the purchase of the Company's 50% undivided ownership interest in the Bachelor Lake
         Property, together with the Company's 50% participating interest therein).

Metanor has paid all costs and expenses of the Bachelor Lake Joint Venture since May 2006.

QUARTER MOON LAKE PROPERTY, MANITOBA

On November 3, 2006, the Company signed a letter of intent with Endowment  Lakes
(2002) Limited Partnership ("EL") wherein EL agreed to sell to Halo a 100% interest in the five Quartermoon Lake claims (the "EL Claims") and five additional and contiguous mineral claims located in the Eagle's Nest Lake, Meat Lake and QM Lake areas of the Company's Sherridon VMS project area of Manitoba. The terms of the letter of intent were formalized in a purchase agreement dated December 3, 2006. The claims are strategically located within the Sherridon dome structure and Meat Lake basin structure respectively and will play an important role in the Company's plans to explore for high-grade volcanogenic massive sulphide deposits.

Under the terms of the purchase agreement, the Company has the right to acquire a 100% interest in the EL Claims by paying $90,000 cash and 160,000 common shares. EL will hold a 1% NSR in the EL Claims of which a 0.5% NSR can be purchased at any time by the Company for $500,000. The Company will also acquire the right to acquire any rights acquired by EL in and to any mining claims within a one kilometer area from the perimeter boundaries of the EL Claims.

Upon the completion of this transaction, the Quarter Moon Lake Property will be included with the Sherridon VMS Property.

SHERRIDON VMS PROPERTY, MANITOBA

It is the Company's vision to see a copper and zinc concentrate production capability established at its Sherridon VMS Property within the next four years and at the same time develop an ongoing exploration program capable of sustaining this production for a minimum of ten years.

The Sherridon VMS Property comprises a large land package in the Sherridon volcanogenic massive sulphide district. The property includes the site of the former Sherritt Gordon Mines' copper-zinc mine that operated from 1933 to 1950 and produced 7.7 million tonnes of copper-zinc ore. The property is considered by the Company to be highly prospective for new VMS discoveries and to have a largely untested gold potential. Possible developments in the future are greatly facilitated by the existing rail link to Hudson Bay Mining and Smelting Co. Ltd.'s ("HBMS") mining/metallurgical complex approximately 70 km to the southwest and also by the presence of an all-weather 78 km road to provincial hwy 10, a power line and a communication tower.

The Company has now staked a total of 74 claims (approximately 14,750 ha) and together with the purchase of the 2,072 ha land package from EL (see Quarter Moon Lake Property above), the Company held ground is now 16,822 hectares. Through four option agreements the Company also has the right to acquire a 100% interest in 30 other mining claims and one mineral lease in the Sherridon area bringing the total land package to approximately 20,836 hectare. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allow the Company to acquire 100% of the substantial Jungle and Park copper-zinc deposits. In total, the property currently hosts approximately 11 mt of historic copper-zinc resources.

An exploration team was assembled and during the past year has completed the following:

- Compilation of a large body of government assessment data and also detailed historic exploration data provided by HBED.

- During July 2006, the completion of 2,684 line km of deep-penetrating and high resolution helicopter-borne Versatile Time-Domain Electro-Magnetics ("VTEM") geophysical survey covering the entire property at a 100m line spacing.

- Reconnaissance geological mapping and prospecting within specific target areas in the vicinity of the existing Cu-Zn deposits. The work is being used to ground truth anomalies and features outlined from historical exploration work.

- Preliminary review was conducted on the gross controls of mineralization that appear to favour contacts between contrasting lithologies, that being primarily felsic and mafic assemblages. Late-stage pegmatite bodies are intimately associated with Cu-Zn mineralization at the past-producing
     Sherritt Gordon West Zone and the Bob Lake and Cold Lake deposits. The pegmatite bodies appear to have intruded the same stratigraphic zones of weakness that focused the mineralization facilitating in the redistribution and/or concentration of the ore.

- A lithogeochemical sampling program has been undertaken to "fingerprint" primary types of hydrothermal alteration within areas of known mineralization. It is anticipated that this program will be used in conjunction with geophysical information to greatly increase the efficiency of deposit discovery by developing more specific drilling targets.

- A study of VMS camps in general show that clustering of massive sulfide deposits can be found along specific stratigraphic marker horizons. Relatively untested stratigraphy with respect to their stratigraphic position and geochemical signature exist along strike of base metal deposits covered by the Sherridon property.

- Key historical drill hole information for the Bob, Jungle, Park and Cold deposits has been recovered and preliminary geological modeling completed. Preliminary model results are being used to assist in establishing exploration targets adjacent to each of the known mineralized deposits.

- During September and October, preliminary data processing of the airborne geophysical data was carried out with early results revealing numerous new EM conductors including a strong conductor 500 m east and at a depth of 250 to 400 m along the down plunge extension of the historic Sherritt Gordon East Zone ore body.

- In October, the Company agreed to conduct joint research in the Geological Survey of Canada's Flin Flon Project, part of the Government of Canada's national Targeted Geoscience Initiative III (TGI-3) Program. The Flin Flon Project is a five year integrated geoscience study aimed at helping in the discovery of new base metal deposits in established mining communities of the Flin Flon-La Ronge-Lynn Lake district of northern Manitoba and Saskatchewan. The Company places great importance on engaging its technical staff collaboratively with technical experts from the provincial and federal government, from academia and also HBMS.

- In November, the Company commenced a drill program designed to test numerous, previously untested VMS target areas identified by the recently completed helicopter-borne deep penetration and high resolution VTEM survey. The first drill location is within an area that covers the postulated extension of the historic Sherritt Gordon East Zone ore body (the Eastern Areas).

- Work continues to develop specific drilling targets from approximately 120 new EM targets that have been identified by the geophysics program.

The final geophysical report detailing and prioritizing all EM anomalies discovered during the VTEM program is expected to be issued during December 2006. This report will form the basis for ongoing exploration activities during 2007. Detailed planning of the Company's exploration program is currently underway.

Over the next two years, using the best available technology, the Company will apply a fully integrated and multi-disciplined approach to systematically and efficiently complete the primary drill testing of all newly identified exploration areas in the Sherridon VMS district. It will also complete a thorough exploration program within and adjacent to all the existing historic resource areas with a view to increase the quality and quantity of the resources sufficiently to support a bankable feasibility study. Over the next 12 months, all historic resources will be brought into NI 43-101 compatible resource categories. A preliminary economic evaluation will also be conducted to define the requirements for production feasibility. Geophysical modeling techniques will continue to be used to generate primary exploration targets for drill testing. Geochemical sampling and lithogeochemical and other sampling programs will be conducted over all primary target areas as a means to better refine and prioritize potential drill targets. Drill testing of all targets will continue.

WEST RED LAKE PROPERTY, ONTARIO

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6 million ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 20 million ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp. The property covers widespread gold mineralization from surface showings and small gold deposits. Previous ploration by a number of companies, including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively. The property has now been consolidated into a larger package of contiguous claims under one ownership.

The Company has subdivided the project into four broad exploration target areas:
Biron Bay, Middle Bay-May Spiers, West Trout-Bridget Lake and Pipestone-Phillips Channel. During October 2006, work commenced on a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers target with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay.

A total of 97 rock samples were submitted for assay and whole rock analysis to ALS Chemex in Thunder Bay. Sampling of old trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization. Whole rock geochemistry revealed that the underlying geology is certainly favourable for these elements.

A series of old trenches exposing silicified shear zones containing pyrite represents the North Zone. Trench 8-01, apparently undisturbed under brush for several years returned up to 4.93 g/t Au, 75.5 g/t Ag and 3.63% Cu over 0.80 m. This mineralized occurrence lies 125m south of the North Zone.

The South Zone, located 350m to the south, is exposed within a series of trenches and steep-walled pits over a strike length of 100 meters. The mineralization is hosted within intermediate to- felsic lapilli tuffs and is concentrated in silicified, sulphidized shears up to 2 meters in width containing pyrite and locally sphalerite, chalcopyrite, galena and arsenopyrite. A sample collected near the 9-44 "shaft" returned 81 g/t Au, 100 g/t Ag and 4.61% Cu over a width of 0.70m. In addition, a sample taken from the 10-23 pit located along strike about 82m west of the 9-44 location yielded 3.62 g/t Au, 100 g/t Ag and 8040 ppm As.

The program was suspended prematurely due to deteriorating weather conditions that included heavy snow accumulation and below normal temperatures.

In early 2007, the Company plans to carry out 25 line km of grid work covering both the North and South Zones, extending to the east to include the May-Spiers deposit. This will be followed-up with detailed induced polarization (IP) and magnetometer surveying and diamond drilling of the highest priority targets. Work will also be carried out on the Biron Bay, West Trout-Bridget Lake and Pipestone-Phillips Channel areas of the property in preparation for a significant follow up exploration and diamond drilling program later in the year and into 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual financial statements of the Company prepared in accordance with Canadian GAAP.

                                 ----------------------------------------------
                                             YEARS ENDED AUGUST 31,
                                 ----------------------------------------------
                                     2006             2005             2004
                                       $                $                $

OPERATIONS:
Revenues - interest income             16,729           31,331           82,042
Loss                               (2,199,935)        (368,110)        (257,022)
Basic and diluted loss per share        (0.08)           (0.02)           (0.05)
Dividends per share                       Nil              Nil              Nil

BALANCE SHEET:
Working capital                       151,522          506,811          278,710
Total assets                       24,552,668       23,928,682          417,581
Total long-term liabilities        13,846,500       14,266,500              Nil


The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              -------------------------------------------------   ------------------------------------------------
                                                 FISCAL 2006                                         FISCAL 2005
                              -------------------------------------------------   ------------------------------------------------
THREE MONTH PERIODS ENDING      AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30
                                   $            $            $            $            $            $            $            $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:
Revenues - interest income         4,068        4,513        3,498        4,650        5,549       13,016       12,323         443
Net income (loss)                178,880   (1,821,875)    (246,430)    (310,510)    (343,202)    (257,398)     485,859    (253,369)
Basic and diluted
   income (loss) per share          0.01        (0.06)       (0.01)       (0.01)       (0.01)       (0.01)        0.03       (0.03)
Dividends per share                  Nil          Nil          Nil          Nil          Nil          Nil          Nil         Nil

BALANCE SHEET:
Working capital                  151,522      967,196      751,209    1,358,021      506,811      821,010    4,809,864       7,121
Total assets                  24,522,668   24,663,418   25,487,480   25,971,467   23,928,682   22,474,879    6,346,291     318,900
Total long-term liabilities   13,846,500   14,399,133   14,560,133   14,756,133   14,266,500   13,314,000          Nil         Nil
                              -------------------------------------------------   ------------------------------------------------

RESULTS OF OPERATIONS

THREE MONTHS ENDED AUGUST 31, 2006 COMPARED TO THREE MONTHS AUGUST 31, 2005

During the three months ended August 31, 2006 ("August `06 Quarter") the Company reported a net income of $178,880, compared to a loss of $343,202 for the three months ended August 31, 2005 ("August '05 Quarter"). The $522,082 improvement in results for August '06 Quarter compared to August '05 Quarter is primarily attributed to a recognition of a future income tax recovery of $571,633 in August '06 Quarter compared to a $14,000 future income tax expense recorded for August '06 Quarter, a change of $585,633. Other significant variances noted in August '06 Quarter was:

     - recognition of $190,955 of stock-based compensation on stock options granted. No stock options were granted or vested in August '05 Quarter.
     - receipt of $126,730 in August '05 Quarter of Quebec Mining Tax Credits relating to the Bachelor Lake Property.

YEAR ENDED AUGUST 31, 2006 COMPARED TO YEAR ENDED AUGUST 31, 2005

During the year ended August 31, 2006 ("Fiscal 2006"), the Company reported a net loss of $2,199,935, an increase in loss of $1,831,825, from the $368,110 loss reported during the year ended August 31, 2005 ("Fiscal 2005"). The increase in the net loss in Fiscal 2006 compared to Fiscal 2005, is primarily attributed to a $266,201 increase in general and administrative expenses and $1,538,655 write-down of the Bachelor Lake Property.

General and administrative costs increased from $1,060,276 in Fiscal 2005 to $1,267,825 in Fiscal 2006, as follows:

                                                      2006             2005
                                                        $                $

Accounting and administration                           99,700           81,450
Advertising and related                                 52,430           17,679
Compensation and benefits                               95,288           89,864
Consulting and professional fees                       208,056          192,534
Filing fees and transfer agent                          39,827           38,220
Investment conferences                                  78,823          169,776
Investor relations and shareholder communications      124,908          162,259
Legal and audit                                        209,615           88,418
Office and general                                     137,728           71,477
Office rent and operating costs                         19,052           29,760
Printing                                                13,558           18,036
Telephone                                               14,274           14,719
Travel and related costs                               159,907           72,521
Website and internet costs                              14,659           13,563
                                                  ------------     ------------
                                                     1,267,825        1,060,276
                                                  ============     ============

General and administration expenses increased during Fiscal 2006, due to increased activities relating to the Company's property acquisitions, ongoing financing activities and increased legal and audit fees. Significant expenditures incurred during Fiscal 2006, include $159,060 for legal costs incurred primarily for the preparation of the Company's AIF, general legal advice on financings and a general increase in activities; $50,555 for independent audit costs; $208,056 for incurred consulting and professional fees provided for financing opportunities; $52,430 for advertising and related costs for advertising made in industry trade magazine publications; $159,907 for travel and related costs, primarily to attend investment conferences and meetings with the investment communities in Canada and Europe; $137,728 for office and miscellaneous. During Fiscal 2006 $93,000 was paid to the President of the Company for compensation and benefits, and accounting and administration expenses of $99,700 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel.

The increase in general and administrative expenses partially offset by:

(i)  a decrease of $90,953 for investment conferences; and
(ii) a  decrease   of   $37,351   for   investor   relations   and   shareholder
     communications.

The Company also recorded a stock-based compensation charge of $550,817 in Fiscal 2006 on the granting of 2,168,000 stock options, compared to $559,031 in Fiscal 2005, when the Company granted 1,078,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

In September 2005, the Company completed a private placement financing whereby it issued a total of 5,273,236 common shares for $3,493,249 cash proceeds. Of the total financing, 3,293,070 common shares were issued on a flow-through share basis, for $2,305,149 cash proceeds. The Company also received $1,591,450 in 2006 from the exercise of stock options and warrants to purchase 4,748,500 common shares.

During Fiscal 2006, the Company exercised its option on the Bachelor Lake Property and subsequently acquired additional claims, for a total consideration of $165,782. The Company also paid $15,282 for legal costs associated with property acquisitions and documentation; $142,287 for claims staking, $66,462 for option payments and $107,206 legal costs on the Sherridon VMS Property, $5,165 for lease rental costs, $50,000 for capitalized dividend on the Duport Property and $38,952 legal costs associated with Red Lake Property acquisition. The Company also recorded a total of $2,034,064 for exploration expenditures. As a result of an agreement to sell its 50% interest in the Bachelor Lake Joint Venture, the Company has written down the carrying value of the joint venture interest by $1,538,655, reflecting its intrinsic fair value, as of August 31, 2006, of $4.25 million. On November 17, 2006, the Company entered into a new agreement whereby Metanor has agreed to purchase the Company's 50% interest for total consideration of $4.0 million. A further write-down of approximately $225,000 will be made in Fiscal 2007.

Detailed discussion of the Company's proposed sale of its Bachelor Lake interest and exploration activities conducted is discussed in "Exploration Projects".

As a result of the application of previously unrecognized losses in Fiscal 2006, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $1,316,633.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at August 31, 2006, the Company had working capital of $151,522. In October 2006, the Company raised $1,537,350 on the sale of common shares on a flow-through basis. The Company also received a further $2.0 million, on a non-refundable basis from Metanor from the proposed sale of the Company's 50% interest in the Bachelor Lake project. Although final budgets have not been completed, the Company expects to continue exploration work on its Sherridon, Duport and Red Lake Properties. The Company expects that it will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

On November 17, 2006, the Company entered into a new agreement to sell its 50% interest in the Bachelor Lake joint venture, as described in detail in "Exploration Projects - Bachelor Lake Property, Quebec". Based on the new agreement, the Company will make a further write-down of approximately $225,000 in Fiscal 2007.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2006 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During Fiscal 2006, the Company incurred $309,100 for consulting and professional, compensation and benefits, and accounting and administrative services provided by companies controlled by officers and directors of the Company. As at August 31, 2006, accounts payable and accrued liabilities include $4,637 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

The Company has retained, on a part time basis and on a contract basis, a number of assistants during Fiscal 2006. A number of other consultants were also retained during Fiscal 2006, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America.

On March 10, 2006, the Company entered into an investor relation agreement with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement is for a term of one year. Clark Avenue is paid $5,000 per month, and the Company also granted Clark Avenue an option to purchase 400,000 common shares of the Company exercisable at a price of $0.45 per share on or before March 10, 2011. During Fiscal 2006, the Company paid $30,000 to Clark Avenue.

During Fiscal 2006, the Company was active in providing corporate awareness of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Vancouver, Toronto, Winnipeg, San Francisco, New York and Frankfurt. The Company is also using a number of web based advertisers. During Fiscal 2006, the Company paid $52,430 for advertising, $78,823 for investment conferences, $124,908 for investor relations and shareholder communications and $13,558 for printing costs associated with investor materials and pamphlets.

On June 7, 2006, the Company entered into an investor relations agreement with Value Relations GmbH ("Value Relations") to provide investor relations and corporate financing activities in Europe. The Company agreed to pay Value Relations US $5,000 per month for a period of five months. During Fiscal 2006, the Company paid $16,964 (US$15,000) to Value Relations. Effective November 1, 2006, the Company renewed its arrangement with Value Relations, under which it has agreed to pay Value Relations EUR(euro)5,000 per month for twelve months and granted 250,000 stock options, at $0.45 per share, for a period of three years.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at December 18, 2006, there were 34,617,049 issued and outstanding common shares, 3,460,000 stock options outstanding and 3,360,000 stock options exercisable, at an exercise price ranging from $0.45 to $0.60 per share, and 10,434,862 warrants outstanding, with exercise prices ranging from $0.45 to $1.50 per share.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. In addition, the Company has not fully completed its review and evaluation of the design of internal control over financial reporting as envisioned under 52-109. The Company expects to complete its assessment in Fiscal 2007. As is indicative of many small companies, the lack segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Marc Cernovitch, President and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd. (the issuer) for the period ending August 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   December 21, 2006


/s/ MARC CERNOVITCH
-------------------
Marc Cernovitch,
President & CEO

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Nick DeMare, Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd. (the issuer) for the period ending August 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   December 21, 2006


/s/ NICK DEMARE
-----------------------
Nick DeMare,
Chief Financial Officer